UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. ____ )



                    Nugget Exploration, Inc.
                        (Name of Issuer)


                 Common Stock, par value $0.01
                 (Title of Class of Securities)



                           669903 10 6
                         (CUSIP Number)


                      Ken Kurtz, 2133 East
            9400 South, Suite 151, Sandy, Utah 84093
   (Name, address and telephone number of person authorized to receive notices and communications)



                          June 22, 1998
     (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box (    )  .

     Note:  Schedules filed in paper format shall include  a
     signed  original  and  five  copies  of  the  schedule,
     including  all  exhibits.   See  240.13d-7  for   other
     parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No.  339385 20 5


1)        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
 NO. OF ABOVE PERSON
 First Avenue, Ltd.-    87-0569161
 Ken Kurtz         -    ###-##-####


2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)  (X)
                                                              (B)  ( )


3)        SEC USE ONLY


4)        SOURCE OF FUNDS
           PF


5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).      (    )


6)        CITIZENSHIP OR PLACE OF ORGANIZATION
 First Avenue, Ltd. is organized under the laws of the State of Utah as a limited partnership.
 Ken Kurtz is a US citizen.


               7)  SOLE VOTING POWER  First Avenue, Ltd.  - 15,100,000 (50.2%)
NUMBER OF                             Ken Kurtz           -          0 (0%)
SHARES
BENEFICIALLY   8)  SHARED VOTING POWER
OWNED BY                                                    15,100,000 (50.2%)
EACH
REPORTING      9)  SOLE DISPOSITIVE POWER
PERSON WITH                           First Avenue, Ltd.  - 15,100,000 (50.2%)
                                      Ken Kurtz           -          0 (0%)
               10)  SHARED DISPOSITIVE POWER
                                                            15,100,000 (50.2%)


11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  First Avenue, Ltd.         -    15,100,000
  Ken Kurtz                       -    0


12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES (  )


13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  First Avenue, Ltd.         -    50.2%
  Ken Kurtz                  -     0%


14)       TYPE OF REPORTING PERSON
  First Avenue, Ltd.         -    PN
  Ken Kurtz                       -    IN

Item 1.  Security and Issuer

This statement relates to common stock, par value $0.01 per share, of Nugget Exploration, Inc. ("Common Stock"). Nugget Exploration ("Nugget" or the "Issuer") is a Nevada corporation with principal executive offices at 815 South Durbin Street, Casper, Wyoming 82601.

Item 2.  Identity and Background

(a) This statement is filed by First Avenue, Ltd., a limited partnership organized under the laws of the State of Utah and Ken Kurtz, an individual and general partner of First
  Avenue, Ltd.

(b) The business address for both First Avenue, Ltd. and Ken Kurtz is 2133 East 9400 South, Suite 151, Sandy, Utah
  84093.

(c) The principal business of First Avenue, Ltd. is investment management. Ken Kurtz is a General Partner of First Avenue, Ltd. and also the president of Park Street
  Investments, Inc.

(d)       During the last five years, First Avenue, Ltd. and Ken
  Kurtz have not been convicted in a criminal proceeding
  (excluding traffic violations and similar misdemeanors)

(e) During the last five years, First Avenue, Ltd. and Ken Kurtz was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       United States

Item 3.  Source and Amount of Funds or Other Consideration

On June 22, 1998, First Avenue, Ltd. received 15,100,000 shares of restricted Common Stock (the "Shares") of the Issuer in exchange for $15,100.00, pursuant to a Consulting Agreement dated March 5, 1998. First Avenue, Ltd. received the Shares as a designee of Park Street Investments, Inc., a Utah corporation. Ken Kurtz is a general partner of First Avenue, Ltd. and the president of Park Street Investments, Inc.

Item 4.  Purpose of Transaction

Please see Item 3, "Source and Amount of Funds or Other
Consideration", above. Mr. Kurtz and First Avenue, Ltd. will assist the issuer in locating a new business venture. No new business venture has been indentified.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Consulting Agreement dated March 5, 1998 with Park Street Investments, Inc., a Utah corporation, whereby Park Street Investments, Inc. is to provide consulting services to the Issuer. Nugget issued 15,100,000 restricted shares of the common stock of Issuer to First Avenue, Ltd., a designee of Park Street Investments, Inc., in exchange for $15,100.00.

Item 7.  Material to Be Filed as Exhibits.

Consulting Agreement dated March 5, 1998 between Nugget
Exploration, Inc. and Park Street Investments, Inc. attached hereto as Exhibit "A" and incorporated by referenced herein.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


First Avenue, Ltd.                     Ken Kurtz

Ken Kurtz, General Partner             Ken Kurtz, an individual

Dated:        7/2/98                   Dated:         7/2/98